May 4, 2005

AdvisorOne Funds Board of Trustees

c/o Michael Miola, Chairman of the Board

4020 South 147th Street

Omaha, Nebraska 68137

Re: Advisory Fee Waivers

Dear Mr. Miola:

            As you are aware, CMG Capital Management Group, Inc. (the “Adviser”) has imposed upon itself a voluntary advisory fee waiver for the benefit of the CMG High Income Plus Fund (the “Fund”).  The Adviser hereby contractually binds itself, as of the date hereof, to waive or limit its management fees and to reimburse expenses, other than interest, extraordinary or non-recurring expenses, through May 31, 2006, so that the total annual operating expenses of the Fund do not exceed the percentage of average daily net assets indicated below:

Fund Name	Class C
CMG High Income Plus Fund	2.85%

            These limitations are subject to possible reimbursement by the fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

            We look forward to providing continuing service to the CMG High Income Plus Fund.

                                                                                    Sincerely,

                                                                                    _/s/ Stephen Blumenthal_______________

                                                                                    Stephen Blumenthal

                                                            President & Chief Executive Officer

                                                                                    CMG Capital Management Group, Inc.

Approved and accepted on behalf of

CMG High Income Plus Fund:

/s/ Michael Miola___________

Michael Miola

Chairman, Board of Trustees

AdvisorOne Funds